EXHIBIT 99.17

ALR TECHNOLOGIES INC.
1201 Cornwall Ave., Suite 203
Bellingham, WA
98225
Fax: (360) 650-0032
Tel: (360) 650-9100

February 2, 2001

WITHOUT PREJUDICE

Ken Robulak
3029 W. Alpine Drive
Bellingham, WA 98225

Dear Ken:

This letter serves to document the terms of the settlement between ALR Technologies Inc. (AALRT@ ) and yourself as agreed upon in your meeting with Mr. Sidney Chan on January 31, 2001. If you are in agreement with these terms, please acknowledge this agreement by signing in the space provided below and returning one copy to our office along with a fax copy to (604) 684-7723.

You will be paid a total of $75,000 in settlement of all claims for fees, salaries and expenses.

You will be entitled to options for 1,500,000 shares of ALRT with a term of five years and an exercise price of $0.25 per share as per the attached option agreement.

You will execute the attached Full and Final Release of All Claims.

You will execute the attached Confidentiality and Non-Competition Agreement.

You will be granted an Indemnity as per the attached.

Yours very truly,

ALR Technologies Inc.

Sidney Chan

Chairman & Chief Executive Officer

The above terms are accepted on the date indicated below

April 15, 2001